

# Edward Portillo · 2nd

NAMI ORANGE COUI

Content Creator | Ombudsman | Professional in the Empathy Industry

Azusa, California, United States · 417 connections · **Contact info**

## Experience

### Program Coordinator

NAMI ORANGE COUNTY · Part-time
Aug 2019 – Present · 1 yr 3 mos
Santa Ana, California, United States

• Coordinate services for families and individuals affected by mental illness in Orange County
• Recruit locations, volunteer teachers, and presenters for NAMI signature programs Family to Family, Peer to Peer, Basics, Provider, and In Our Own Voice
• Doubled attendance at monthly outreach gatherings, Knowledge Forums by inviting informative and engaging community partners and organizations to present at Mission Hospita Laguna Beach
• Schedule weekly guest speakers to share In Our Own Voice Presentations inside the behavio unit of Mission Hospital Laguna Beach     **...see mor**



NAMI Orange County

### Graduate Teaching Assistant

Fuller Theological Seminary · Part-time
Apr 2019 – Aug 2019 · 5 mos
Pasadena, Ca



• Assist in the School of Psychology Clinical Foun[d]
• Take on the role of clients pursuing couples and
scenarios with a partner
• Provide feedback and insight to students in orde[r]



**School of Psychology | Fuller Theological...**



## San Francisco City Impact
1 yr 6 mos

### Manager of San Francisco Rescue Mission
Full-time
Apr 2016 – Jun 2017 · 1 yr 3 mos
San Francisco Bay Area

• Managed and directed a staff of employees, inte[rns]
• Launched initiatives that expanded community e[...]
Celebrate Recovery and financial literacy
• Operated daily church service, daily meal servic[e]



**Rescue Mission — San Francisco City Impact**

### Route Driver
Full-time
Jan 2016 – Apr 2016 · 4 mos

• Pickup all food donations at all participating loca[...]
• Pickup clothing donations from participating loc[...]
• Remove trash from all San Francisco City Impact
• Communicate with kitchen staff, rescue mission staff, and other drivers to ensure ( **...see mor[e]**

### Executive Producer / Chairman
State: of the Art Productions · Full-time
Jul 2008 – Dec 2015 · 7 yrs 6 mos
Pasadena, Ca

• Created spaces and experiences that empower others through live performance, creative art development, and fostering opportunities for genuine community involvement that unleashes the creative spirit
• Responsible for creating film and television projects for clients and organizations **...see mor[e]**



**Business Development Account Executive**
Soledad Enrichment Action · Full-time
Jun 2014 – Jun 2015 · 1 yr 1 mo
South & East Los Angeles

• Created a social enterprise, SEA Business Cente
Action through a grant from the Los Angeles Cour
• Created operational structure and networked wit
preparing at-risk students to successfully enter th

**Show 4 more experiences** ⌄

## Education



**Fuller Theological Seminary**
Master's degree, Theology/Theological Studies
2016 – 2019

**Vanguard University of Southern California**
BA, Religon
2001 – 2005
Activities and Societies: Member of Delivery Boys Public Relations camp team member 03-04,
Director of On-Campus Activities

### Maranatha High School
1998 – 2001

## Licenses & certifications

### Professional Networking
LinkedIn
Issued Jul 2020 · No Expiration Date

### Executive Presence on Video Conference C
LinkedIn
Issued Apr 2020 · No Expiration Date

### Learning Zoom
LinkedIn
Issued Apr 2020 · No Expiration Date

**Show more** ⌄

## Volunteer Experience

### Volunteer Server
Pasadena Community Supper Club
Sep 2018 – Dec 2019 · 1 yr 4 mos
Poverty Alleviation

Volunteered as a server and set and clean up crew for Pasadena Community Supper Club, a monthly gourmet dinner and church service for residents in low-income housing in the heart of Pasadena, California



### Volunteer
San Francisco City Impact
Jul 2015 – Present · 5 yrs 4 mos
Poverty Alleviation

Joined over 2,500 volunteers came into the Tenderloin neighborhood to serve with the SF City Impact team and make an impact on the residents, homeless, and friends we know and love of the tenderlion district.
July 2015- City Impact Conference, participated in
prepare over 1,000 meals that were served on the

### Filmmaker Relations

Los Angeles Latino International Film Festival

Oct 2013 – Present  •  7 yrs 1 mo

Arts and Culture

- Assisted the Filmmakers relations team on the re
the festival by helping control the ebb and flow of
red carpet, and making them feel welcome by gau
- Worked with the production team with the set up

**Show 3 more experiences** ⌄



